vf 3-21-02

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02019536

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 15 2002 WASH. D.C. 363

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52030

f 3/22/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRITCHARD CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
100480
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 N. COLUMBIA STREET
(No. and Street)

COVINGTON, (City) LA (State) 70433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS W. PRITCHARD 985-809-7000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE, SEHRT, ROMIG & HAND
(Name — *if individual, state last, first, middle name*)

110 VETERANS BLVD., SUITE 200, METAIRIE, LA 70005
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/22/02

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS W. PRITCHARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRITCHARD CAPITAL PARTNERS, LLC, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRITCHARD CAPITAL PARTNERS, LLC

December 31, 2001

Audit of Financial Statements

December 31, 2001

CONTENTS

LaPorte
Sehrt
Romig
&
Hand
Certified Public Accountants & Consultants

The Board of Directors
Pritchard Capital Partners, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **Pritchard Capital Partners, LLC** as of December 31, 2001 and the related statements of loss, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pritchard Capital Partners, LLC** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 6, 2002

A Professional Accounting Corporation
110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 (504) 835-5522 FAX (504) 835-5535
724 East Boston Street Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com Internet Address: http:/www.laporte.com/
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section
Affiliation with CPAmerica International

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 61,812
Compensating Balance Held at Clearing Organization	180,085
Receivable from Customers and Employees	47,297
Receivable from Brokers or Dealers	9,697
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $22,571	64,273
Other Assets	17,477
	$ 380,641

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$ 104,174
Due to Shareholders	14,000
Accrued Expenses	23,496
Total Liabilities	141,670
MEMBERS' EQUITY	
Members' Capital	793,833
Accumulated Deficit	(554,862)
Total Members' Equity	238,971
	$ 380,641

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF LOSS
For The Year Ended December 31, 2001

REVENUES	
Commission Income	$ 842,775
Investment Banking and Advisory Fees	83,103
Interest Income	40,983
Other Income	4,144
Total Revenues	971,005
EXPENSES	
Employee Compensation and Benefits	711,183
Other Expenses	211,721
Brokerage Commissions and Fees	142,313
Occupancy	136,714
Research and Market Services	60,221
Regulatory Fees and Expenses	17,699
Total Expenses	1,279,851
NET LOSS	$ (308,846)

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital	Accumulated Deficit	Total
BALANCE - DECEMBER 31, 2000	$ 473,079	$ (246,016)	$ 227,063
Net Loss for the Year 2001	-	(308,846)	(308,846)
Members' Contributions	320,754	-	320,754
BALANCE - DECEMBER 31, 2001	$ 793,833	$ (554,862)	$ 238,971

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For The Year Ended December 31, 2001

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

OPERATING ACTIVITIES	
Net Loss	$ (308,846)
Adjustments to Reconcile Net Loss to Net	
Cash Used In Operating Activities:	
Depreciation	14,329
Increase in Receivable from Customers and Employees	(16,945)
Decrease in Receivable from Brokers or Dealers	6
Loss on Sale of Furniture and Equipment	438
Increase in Other Assets	(10,580)
Increase in Accounts Payable	62,206
Increase in Accrued Expenses	18,088
Increase in Due to Shareholders	2,000
Net Cash Used In Operating Activities	(239,304)
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(18,301)
Proceeds from the Sale of Furniture and Equipment	1,230
Increase in Deposits	(5,427)
Net Cash Used In Investing Activities	(22,498)
FINANCING ACTIVITIES	
Proceeds from Capital Contributions	320,754
Distributions to Members	-
Net Cash Provided By Financing Activities	320,754
NET INCREASE IN CASH AND CASH EQUIVALENTS	58,952
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	182,945
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 241,897
SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash Paid for Interest	$ 850

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

PRITCHARD CAPITAL PARTNERS, LLC is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company performs as an introducing broker and provides investment banking and investment advisory services.

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets. Depreciation charged to operations amounted to $14,329 for the year ended December 31, 2001.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its' members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

The Company expenses the costs of advertising as they are incurred. Advertising expense was $55 for the year ended December 31, 2001.

INVESTMENT BANKING

Investment banking revenue includes fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue is recorded at the time the offering is completed and the income is reasonably determinable.

SECURITIES TRANSACTIONS

Commission income and expenses related to Customers' securities transactions are reported on the settlement date basis.

PRITCHARD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE B

RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers represents uncollected private placement fees and fees due from other brokers.

NOTE C

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company is in the process of transitioning to Banc of America Securities as its clearing broker. Previously the Company had utilized Bear, Stearns Securities Corporation as its clearing broker. Terms of the agreement with Banc of America Securities call for the Company to maintain compensating balances of $250,000 by December 1, 2002. At December 31, 2001, $180,085 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $400,000 by December 1, 2002. It is not presently determinable what actions, if any, the clearing organization will take, in periods where net capital falls below the threshold.

NOTE D

RELATED PARTY COMMITMENTS AND CONTINGENCIES

The Company leases office space from an affiliate on a month-to-month basis. Rent expense paid to affiliates for the year ended December 31, 2001 totaled $20,000. Accrued rent payable to shareholders as of December 31, 2001 totaled $14,000. There is no stated interest rate and there are no set terms of repayment.

NOTE E

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $115,387, which was $65,387 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.23 to 1 at December 31, 2001.

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION
For The Year Ended December 31, 2001

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 238,971
Deductions and/or Charges	
Furniture and Equipment	(64,273)
Receivables Not Held in Control Accounts	(37,834)
Other Assets	(17,477)
Other Deductions or Charges	(4,000)
Net Capital	$ 115,387
AGGREGATE INDEBTEDNESS	$ 141,670
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 50,000
Excess of Net Capital	$ 65,387
Excess Net Capital at 1,000%	$ 101,220
Ratio: Aggregate Indebtedness to Net Capital	1.23 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 115,387
Other Adjustments	-
Net Capital Per Above	$ 115,387

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Pritchard Capital Partners, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2001, Pritchard Capital Partners, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Pritchard Capital Partners, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2001, Pritchard Capital Partners, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Pritchard Capital Partners, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2001, Pritchard Capital Partners, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte
Sehrt
Romig
&
Hand

Certified Public Accountants & Consultants

The Board of Directors
Pritchard Capital Partners, LLC

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **Pritchard Capital Partners, LLC** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Pritchard Capital Partners, LLC** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Professional Accounting Corporation
110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 (504) 835-5522 FAX (504) 835-5535
724 East Boston Street Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com Internet Address: http:/www.laporte.com/
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section
Affiliation with CPAmerica International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 6, 2002